

Mail Stop 4546

January 18, 2017

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re:** **ObsEva SA**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed January 17, 2017**
> **File No. 333-215383**

Dear Dr. Loumaye:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

Exhibit 5.1

1.   We refer to Section II of the opinion concerning counsel's assumptions. Please have counsel revise its opinion to remove the assumptions set forth in paragraphs (e), (f), (g)(i), (g)(iv), (g)(v), and (g)(vi) or explain to us why you believe they are appropriate. For guidance, please refer to section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 8.1

2.   We refer to section III of the exhibit. Please revise the short-form opinion and the tax disclosure in the prospectus, as applicable, to state clearly that the tax disclosure concerning Swiss Tax matters is the opinion of named counsel. In this regard, please also note that counsel must opine on the tax consequences of the offering, not whether it is an "accurate summary" of tax matters. For guidance, please refer to sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

        You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

                                        Sincerely

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Divakar Gupta, Esq.
        Cooley LLP